UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, February 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.:	Monthly Interest on Own Capital . Banco Bradesco S.A.

Dear Sirs,

The Board of Executive Officers of this Bank, in a meeting held as of today, decided to propose to the Board of Directors, in a meeting to be held on March 1st, 2005:

1.

To increase by 21.121972% the monthly amount of the Interest on Own Capital, paid in advance to the Company’s stockholders, from R$0.047060 to R$0.057000, for the common stocks and from R$0.051766 to R$0.062700, for the preferred stocks, to take effect from the Interest referring to March/2005.

Upon approval of the proposal, the payment shall be made by the net amount of R$0.048450 per common stock and R$0.053295 per preferred stock, after deduction of Withholding Income Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from such taxation, which will receive for the declared amount.

The subscribed stocks in the capital increase recorded in the Special Stockholders’ Meeting as of 12.9.2004, shall be entitled to the Monthly Interest on Own Capital to be declared from the date that the respective capital increase process is approved by the Central Bank of Brazil.

2.

To pay to the Company’s stockholders, pursuant to the Corporate By-Laws and legal provisions, of interest on own capital related to the month of March/2005, in the amount of R$0.057000 per common stock and R$0.062700 per preferred stock, benefiting the stockholders registered in the Company’s records on that date (March 1st, 2005).

Upon approval of the proposal, the payment will be made on April 1st, 2005, at the net amount of R$0.048450 per common stock and R$0.053295 per preferred stock, after deduction of Withholding Income Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from such taxation, which will receive for the declared amount.

The respective Interests will be computed, net of Withholding Income Tax, in the calculation of the mandatory dividends for the year as provided in the Corporate By-Laws.

The Interests relating to the stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC which will be transferred to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.